EDAP Reports First Quarter 2012 Financial Results

EDAP Realigns Strategy to Focus on the U.S.

LYON, France, May 16, 2012 – EDAP TMS SA (Nasdaq: EDAP), the global leader in therapeutic ultrasound, announced today financial results for the first quarter ended March 31, 2012.

Philippe Chauveau, EDAP’s Chairman of the Board of Directors, said, “The Board has unanimously decided upon a major shift in EDAP’s strategy and recommended, with immediate effect, that EDAP focus its efforts on the U.S. market where opportunities and priorities have been identified. This focus will involve immediate relocation to the U.S. of EDAP’s CEO Marc Oczachowski.”

Marc Oczachowski, EDAP’s Chief Executive Officer, commented, “I fully endorse the Board of Directors’ vision to focus our efforts on U.S. opportunities and priorities.  I am fully committed to making this happen in the U.S., while relying on the existing solid management team in the rest of the world.”

First quarter sales activity was fairly flat year-over-year, with five lithotripsy devices and one Ablatherm-HIFU device sold. At of this date, EDAP has a sales backlog of eleven lithotripsy devices.

Recent Developments

In March 2012, EDAP sold its third Sonolith i-move lithotripter in the U.S. to Allied Metro, a New York tri-state area partnership with more than 300 urologists. The installation followed a demonstration trial last year.

Also in first quarter 2012, EDAP installed its Ablatherm-HIFU device at the HIFU Clinic in Warsaw, Poland. Since installation, nine Ablatherm-HIFU treatments have been performed in Poland. The installation in Warsaw broadens EDAP’s footprint in Europe and continues the Ablatherm-HIFU expansion across major international markets.

In January 2012, EDAP conducted an exchange offering to restructure its convertible debt. Under the terms of the exchange, EDAP repaid $0.5 million of the $10.5 million convertible debentures and exchanged the remaining $10.0 million convertible debentures and related warrants for new warrants and new non-convertible notes with extended maturity to June 2014.

Then in March 2012, EDAP continued the strengthening of its financial profile by closing a registered direct placement of $5.625 million ordinary shares and warrants. Approximately 60% of the proceeds will be used to finance the Company’s marketing efforts, including the repositioning of its Ablatherm-HIFU for focal and salvage therapy and strengthening of its marketing and sales program in the U.S. for the Sonolith i-move lithotripter device. The remaining 40% of the net proceeds from the offering were utilized to reduce debt by $2.0 million.

First Quarter 2012 Results

Total revenue for the first quarter 2012 was EUR 4.8 million (USD 6.8 million), as compared to EUR 4.8 million (USD 6.7 million) for the first quarter 2011.

Total revenue for the HIFU division was EUR 1.3 million (USD 1.9 million) for the first quarter 2012, compared to 1.3 million (USD 1.8 million) for the same period last year. Results for the first quarter 2012 reflected the sale of one Ablatherm-HIFU device installed in Poland.

Total revenue for the lithotripsy division was EUR 3.5 million (USD 4.9 million) for the three months ended March 31, 2012, compared to EUR 3.5 million (USD 4.9 million) for the year ago period. During the first quarter 2012, the Company recorded sales of five lithotripsy machines, comprised of three Sonolith i-move devices and two Sonolith i-sys devices, compared to a total of seven devices sold in the first quarter of 2011.

Gross profit for the first quarter 2012 was EUR 1.9 million (USD 2.7 million), compared to EUR 2.0 million (USD 2.7 million) for the year ago period. Gross profit margin was 39.3% in the first quarter 2012, compared to 40.7% in the year ago period.  The change in the gross profit margin was attributed to the evolution in product mix and service costs.

Operating expenses were EUR 2.9 million (USD 4.1 million) for the first quarter 2012, up 10.0% from EUR 2.6 million (USD 3.7 million) for the same period 2011. Operating loss was EUR 1.0 million (USD 1.4 million) for the first quarter 2012, compared to EUR 670,000 (USD 932,000) in the first quarter of 2011.

Net loss for the first quarter 2012 was EUR 2.9 million (USD 4.1 million), or EUR 0.16 per diluted share, as compared to net income of EUR 213,000 (USD 295,000), or EUR 0.02 per diluted share, in the first quarter of 2011. The first quarter 2012 net loss included a non-cash interest expense which is currently estimated at EUR 1.5 million (USD 2.1 million) to reflect the accounting fair value impact of the January 2012 exchange offering on its convertible debentures and related warrants. Excluding this estimated non-cash interest expense, the net loss for the first quarter 2012 was EUR 1.4 million (USD 1.9 million), or EUR 0.07 per diluted share.

At March 31, 2012, cash and cash equivalents, including short-term treasury investments, were EUR 10.7 million (USD 14.3 million).

Forward-Looking Statements
In addition to historical information, this press release may contain forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections “Cautionary Statement on Forward-Looking Information” and “Risk Factors” in the Company’s Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended :		Three Months Ended :
	March 31, 2012 Euros	March 31, 2011 Euros	March 31, 2012 $US	March 31, 2011 $US
Sales of goods	2,465	2,424	3,451	3,368
Net Sales of RPP and Leases	1,113	1,192	1,558	1,656
Sales of spare parts and Services	1,260	1,222	1,764	1,698
TOTAL NET SALES	4,838	4,837	6,773	6,722
Other revenues	(0)	22	(0)	31
TOTAL REVENUES	4,837	4,860	6,773	6,753
Cost of goods	(1,375)	(1,453)	(1,925)	(2,019)
Cost of RPP and Leases	(635)	(634)	(889)	(880)
Cost of spare parts & services	(925)	(797)	(1,295)	(1,108)
Cost of sales	(2,935)	(2,884)	(4,109)	(4,007)

GROSS PROFIT	1,902	1,976	2,664	2,746
Research & development expenses	(708)	(536)	(992)	(745)
Marketing & Sales expenses	(1,422)	(1,340)	(1,992)	(1,862)
G & A expenses	(778)	(770)	(1,089)	(1,070)
Total operating expenses	(2,909)	(2,646)	(4,072)	(3,678)

OPERATING PROFIT (LOSS)	(1,006)	(670)	(1,409)	(932)
Interest (expense) income, net	(1,556)	1,367	(2,178)	1,900
Currency exchange gains (loss), net	(268)	(440)	(376)	(611)
Other income (loss), net	7	2	9	3

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(2,823)	259	(3,953)	361
Income tax (expense) credit	(74)	(47)	(103)	(65)

NET INCOME (LOSS)	(2,897)	213	(4,056)	295
Earning per share – Basic	(0.16)	0.02	(0.22)	0.02

Average number of shares used in computation of EPS	18,257,273	13,081,778	18,257,273	13,081,778

Earning per share – Diluted	(0.16)	0.02	(0.22)	0.02

Average number of shares used in computation of EPS for positive net income	18, 283,909	13,350,304	18, 283,909	13,350,304

NOTE:  Translated for convenience of the reader to U.S. dollars at the 2012 average three months noon buying rate of 1 Euro = 1.4002 USD, and 2011 average three months noon buying rate of 1 Euro = 1.3897 USD.

EDAP TMS S.A.
CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars)

	Mar. 31, 2012 Euros	Dec. 31, 2011 Euros	Mar. 31, 2012 $US	Dec. 31 2011 $US

Cash, cash equivalents and short term investments	10,714	6,472	14,311	8,396
Total current assets	26,754	26,740	35,734	34,691
Total current liabilities	13,744	20,694	18,357	26,848
Shareholders’ Equity	13,618	8,713	18,189	11,303

NOTE:  Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.3356 USD, on March 31, 2012 and at the noon buying rate of 1 Euro = 1.2974 USD, on December 31, 2011.

EDAP TMS S.A.
CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
THREE  MONTHS ENDED MARCH  31, 2012
(Amounts in thousands of Euros)

	HIFU Division		UDS Division		FDA Trials	Corporate	Total After Consolidation

Sales of goods	338		2,127				2,465
Sales of RPPs & Leases	760		352				1,113
Sales of spare parts & services	224		1,036				1,260
TOTAL NET SALES	1,322		3,515				4,838

Other revenues	(0)		0				(0)

TOTAL REVENUES	1,322		3,515				4,837

GROSS PROFIT	641	49%	1,261	36%			1,902	39%

Research & Development	(352)		(232)		(124)		(708)
Total SG&A plus depreciation	(659)		(1,244)		(15)	(282)	(2,200)

OPERATING PROFIT (LOSS)	(371)		(215)		(139)	(282)	(1,006)